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                            September 3, 2021

       Claudius Tsang
       Chief Executive Officer
       SPAC II Acquisition Corp.
       Exchange Tower, 22nd Floor
       33 Wang Chiu Road
       Kowloon Bay
       Hong Kong

                                                        Re: SPAC II Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
10, 2021
                                                            CIK No. 0001876716

       Dear Mr. Tsang:

              We have conducted a limited review of your draft registration statement. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note that your principal executive offices are located in Hong Kong, the SPAC
                                                        Sponsor is located in
Hong Kong, and a majority of your executive officers and directors are located in or have
significant ties to China and Hong Kong. Please disclose this prominently on the
prospectus cover page. Your disclosure also should describe the legal and operational risks
associated with being based in Hong Kong. Your disclosure should make clear whether
these risks could result in a material change in your or the target
                                                        company   s
post-combination operations and/or the value of your Class A ordinary shares,
 Claudius Tsang
SPAC II Acquisition Corp.
September 3, 2021
Page 2
         or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to the use of variable interest entities and
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Summary, page 1

2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits
3. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
       Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
FirstName LastNameClaudius Tsang
4. Disclose each permission that you are required to obtain from Chinese authorities to
Comapany    NameSPAC
       operate  and issueIIthese
                             Acquisition
                                 securitiesCorp.
                                            to foreign investors. State
affirmatively whether you
       have3,received
September              all requisite
               2021 Page   2         permissions and whether any permissions
have been denied.
FirstName LastName
 Claudius Tsang
FirstName LastNameClaudius   Tsang
SPAC II Acquisition Corp.
Comapany 3,
September NameSPAC
             2021     II Acquisition Corp.
September
Page 3    3, 2021 Page 3
FirstName LastName
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6.       We note your Risk Factor disclosure on page 42 regarding the Holding
Foreign
         Companies Accountable Act. Also disclose in the Prospectus Summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Risk Factors, page 26

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A ordinary shares.
         Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. We note your disclosure on page 41 that if your potential initial business combination is with a target business operating in the PRC and subject to cybersecurity review, you face
 Claudius Tsang
SPAC II Acquisition Corp.
September 3, 2021
Page 4
       uncertainties as to whether such clearance can be timely obtained, or at all, and that you may incur additional time delays to complete any such acquisition. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please expand your disclosure to explain how this oversight could impact the process of searching for a target as well as your business on a post-combination basis. Capitalization, page 67

11. We note that you are offering 20,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 17,886,493 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 20,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,
FirstName LastNameClaudius Tsang
                                                              Division of
Corporation Finance
Comapany NameSPAC II Acquisition Corp.
                                                              Office of Real
Estate & Construction
September 3, 2021 Page 4
cc:       Giovanni Caruso
FirstName LastName